FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of January, 2003
Commission File Number: 1-15232

16, rue de la Ville l’Evêque,
75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :  82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, January 24, 2003

Press release

SUEZ and Atlanta reach a mutual dissolution agreement for the City’s drinking water services contract

United Water Services Atlanta (a SUEZ subsidiary) and the City of Atlanta, Georgia announced they have reached a mutual dissolution agreement for the contract they signed in 1999 to produce and provide drinking water to the area’s two million residents.

Despite United Water Services Atlanta’s performance record* on operating, financing, and service quality levels, it has not been possible to reach an agreement with the new City government to continue to operate Atlanta’s drinking water system in a manner consistent with SUEZ’S profit criteria.

On January 9, the Group announced their 2003-2004 action plan. Within this framework, SUEZ is much more demanding, with regard to its partners’ upholding their contractual obligations. Throughout the world, SUEZ has always respected its obligations and will continue to do so. It expects the same level of commitment from its partners.

In the United States, United Water performs over 100 water and sanitation services contracts** for municipalities such as Jersey City and Indianapolis. In addition, United Water has recently been selected to manage drinking water and sanitation systems for such cities as Halifax, Nova Scotia; Laredo, Texas; and Lawrence, Massachusetts. Furthermore, in 2002, with the Commonwealth of Puerto Rico, SUEZ won the world’s largest water system operations and maintenance contract.

*	As established by recent performance reviews undertaken at the request of the City of Atlanta where United Water Services Atlanta posted scores averaging 97 out of 100.
**	United Water 2001 revenues: USD 550 million—United Water Services Atlanta revenues: USD 20 million per year.

SUEZ is an international services group serving industrial, individual, and municipal customers. SUEZ is world-class player in each of its businesses: energy and environment. It generated 2001 revenues of EUR 42.4 billion, 87% of which originated in Europe and North America.

SUEZ (SZE) is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges.

Press Contacts in France :	Analysts contact:
Anne Liontas : 01 40 06 66 54	Frédéric Michelland : 01 40 06 66 35
Antoine Lenoir : 01 40 06 66 50	Arnaud Erbin : 01 40 06 64 89
Luan Greenwood : 01 58 18 44 17

For USA :
Gail Lavielle : + 914 325 8807

For Belgium :
Guy Dellicour : 00 322 507 02 77

This release is also available on the SUEZ Website: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : January 27, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary